(As filed December 3, 1999)

                                                            File No. 70-9559


                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                                AMENDMENT NO. 1
                                     TO
                                FORM U-1/A

                        APPLICATION OR DECLARATION

                                 UNDER THE
                 PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                            CP&L Holdings, Inc.
                          411 Fayetteville Street
                     Raleigh, North Carolina  27601-1748

                   (Name of company filing this statement
                 and address of principal executive offices)
               -----------------------------------------------


                                   None.

               (Name of top registered holding company parent
                     of each applicant or declarant)

               -----------------------------------------------

                          Robert B. McGehee, Esq.
               Executive Vice President and General Counsel
                      Carolina Power & Light Company
                        411 Fayetteville Street
                   Raleigh, North Carolina  27601-1748


                  (Name and address of agent for service)
               -------------------------------------------------

The Commission is requested to mail copies of all orders, notices and other communications to:
Frank A. Schiller, Esq.                          William T. Baker, Jr.
Associate General Counsel                        Thelen Reid & Priest LLP
Carolina Power & Light Company                   40 W. 57th Street, 25th Floor
411 Fayetteville Street                          New York, New York 10019-4097
Raleigh, North Carolina  27601-1748

This Amendment is being filed in order to confirm that CP&L's shareholders approved the Exchange Agreement at a special meeting held for such purpose on October 20, 1999.


                                 SIGNATURE


Pursuant to the requirements of the Public Utility Holding Company Act of 1935,

the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.


                                                  CP&L Holdings, Inc.

                                                 /s/  William Cavanaugh III
                                                      ---------------------
                                                 Name:  William Cavanaugh III
                                                 Title:   President and Chief
                                                            Executive Officer

Date: December 3, 1999


                                     1